<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH, 2007

<u>Logan Resources Ltd. (File #000-50737)</u>
(Translation of registrant's name into English)

<u>1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1</u>
(Address of principal executive offices)

<u>Attachments:</u>

1. News Release dated March 7, 2007- Logan Resources Ltd. and International KRL Resources Corp. Acquire Extensive Uranium Project in the Cassiar Plateau, Yukon
2. News Release dated March 20, 2007- Diamond Drilling Confirms Gold Mineralization at Logan Resources' Heidi Property
3. News Release dated March 23, 2007- Logan Resources Ltd. Announces Grant of Stock Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Logan Resources Ltd.</u>
(Registrant)

Date: April 11, 2007   By: *<u>/s/ Seamus Young</u>*
                                               Name
                                       Its:<u> President/Director</u>
                                                (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Wednesday March 7, 2007

LOGAN RESOURCES LTD. AND INTERNATIONAL KRL RESOURCES CORP. ACQUIRE EXTENSIVE URANIUM PROJECT IN THE CASSIAR PLATEAU, YUKON

Vancouver – Wednesday, March 7, 2007 - **International KRL Resources Corp. (TSX-V:IRK)** and **Logan Resources Ltd. (TSXV:LGR)** today jointly announce that they have acquired by staking a large land package with very prospective uranium potential in the Cassiar Plateau, Yukon Territory. The land package consists of 2,245 claims, covering 46,941 hectares and includes twelve distinct project areas. The property is located approximately 95 km northeast of Whitehorse and may be serviced from the Canol Road. Each company has a 50% interest in the property.

The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region. The uranium silt geochemical values from the new property are consistently high, with significant values of up to 291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm) for uranium silt geochemical samples in the Yukon and 8 times higher than the 95th percentile (34.7 ppm) in the Cassiar Plateau. While the area is relatively unexplored, there is an active uranium project with reported values in float of up to 0.264% U3O8.

The two companies plan to carry out an aggressive exploration program on this property for the 2007 field season, including airborne radiometric surveys, prospecting, mapping and geochemistry.

"In addition to their diversified property portfolios, both companies have tremendous technical teams with the ability to seek out and stake as well as investigate and evaluate prospective new mineral properties," said Seamus Young, President and CEO, International KRL Resources Corp. and Logan Resources Ltd.

For more information on the property portfolios of International KRL Resources Corp. and Logan Resources Ltd. please visit www.krl.net, www.loganresources.ca, www.sedar.com and www.sec.gov websites.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

Tuesday March 20, 2007

DIAMOND DRILLING CONFIRMS GOLD MINERALIZATION AT LOGAN RESOURCES' HEIDI PROPERTY

Tuesday, March 20, 2007 – Vancouver **– Logan Resources Ltd. (TSXV:LGR)** today announced assays from a diamond drill program completed late in the 2006 season at its Heidi gold project. Two holes, totaling approximately 425 metres (1,394 feet) were completed. HDI-06-02 encountered a 26-metre mineralized zone which included an intersection of 1.13 g/t Au over 4 meters, from 15 metres to 19 metres. The intersection is significant to the local interpreted mineralized zone and confirms gold mineralization from historical surface trenching (1-metre chip samples returned values from 1 to 7 g/t Au) and coincident IP surveys. HDI-06-01 intersected a 30-metre mineralized zone with intersections of 0.26 g/t Au over 1 metre and 0.12 g/t Au over 1 metre. See table below.

The gold intersection in HDI-06-02 appears to be the upper edge of the mineralized gold zone from one of the priority target areas. The mineralization is located close to surface in a skarn environment comprised of stratabound gold sulphide replacement mineralization in limey sediments.

The Company has secured Kluane Drilling of Whitehorse to continue the diamond drill program at Heidi early in the 2007 field season and will proceed with additional diamond drill holes (1,400 meters) on this project as soon as weather permits. The base camp and infrastructure are already in place at Heidi.

"We are very early into our evaluation, however, the results from the two holes are very encouraging. We are pleased that the drilling to date has confirmed the geological model, supported by the trenching and geophysics," said Seamus Young, President and CEO.

"Numerous targets remain to be tested. The Heidi property hosts several skarn and porphyry gold targets confirmed by detailed IP surveys. This property was highly recommended by Homestake for its porphyry and skarn gold potential before the company was taken over by Barrick. Homestake recognized similarities in the geochemistry of the system with the replacement style mineralization of the Carlin Trend, said Mike Hibbitts, P.Geo, Vice President, Exploration.

HOLE_NO (Depth, m)	AZIMUTH (deg.)	DIP (deg.)	FROM (metre)	TO (metre)	WIDTH (metre)	GOLD gm/t
HDI_06_01 (236.00 m)	320	-80	7	8	1	0.124
			20	21	1	0.264
HDI_06_02 (188.20 m)	315	-70 including :	15	19	4	1.13
			15	17	2	1.318
			17	19	2	0.937

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President& CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

Friday March 23, 2007

LOGAN RESOURCES ANNOUNCES GRANT OF STOCK OPTIONS

Friday, March 23, 2007 – Vancouver **– Logan Resources Ltd. (TSXV:LGR)** today announced the grant of 750,000 stock options to certain directors, officers, employees and consultants under its incentive stock option plan. The options are exercisable at a price of $0.37 per share for a period of two years and are subject to a four-month hold period.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:
Seamus Young, President& CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228